Exhibit 12.1

Earnings to Fixed Charge Calculation

	2003	2004	2005	2006	Period from January 1 to November 9, 2007	Period from November 10 to December 31, 2007	Nine Months Ended September 30, 2008
	(Dollars in millions, except ratios)
Fixed charges
Interest expense(1)	$4.6	$4.4	$5.5	$6.0	$5.3	$50.3	$223.6
Capitalized interest	0.2	0.4	0.5	0.6	0.4	0.1	0.4
Interest within rental expense	17.7	17.7	17.4	16.9	15.0	2.3	12.1

Total fixed charges	$22.5	$22.5	$23.4	$23.5	$20.7	$52.7	$236.1

Earnings
Earnings (loss) before income taxes	$150.2	$41.2	$173.8	$259.3	$168.3	$(19.2)	$(89.2)
Less:
Capitalized interest	0.2	0.4	0.5	0.6	0.4	0.1	0.4
Plus:
Amortization of capitalized interest	0.4	0.3	0.3	0.4	0.4	0.1	0.3
Fixed charges	22.5	22.5	23.4	23.5	20.7	52.7	236.1

Total “earnings” as defined	$172.9	$63.6	$197.0	$282.6	$189.0	$33.5	$146.8

Ratio of earnings to fixed charges	7.7	2.8	8.4	12.0	9.1	—	—
Deficiency	—	—	—	—	—	(19.2)	(89.3)

(1)	Includes amortization of deferred financing fees and debt discounts.